UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

April 18, 2005

Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-9109   **59-1517485**

(Commission File Number)   (IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702

(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000

(Registrant's Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The following information was contained in a press release issued on April 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 19, 2005

By: /s/ Thomas A. James
Thomas A. James,
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Release No. 0405-01 FOR IMMEDIATE RELEASE

April 18, 2005

RAYMOND JAMES FINANCIAL, INC.
REPORTS SECOND QUARTER RESULTS

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 19 percent decrease in unaudited net income to $34,697,000, or $0.46 per diluted share, for the second quarter ended March 24, 2005, on slightly higher net revenues of $483,118,000, compared to net income of $43,068,000, or $0.58 per diluted share, for fiscal 2004's second quarter.

Unaudited net income for the first half of fiscal 2005 was reported at $73,940,000, up from 2004's $67,298,000, while net revenues for the period increased to $982,103,000 from $894,435,000 the previous year. Diluted earnings per share were $0.98 versus $0.91 for last year's comparable period.

"Although net income of $34.7 million trailed last year's comparable quarter and the immediately preceding quarter by 19 percent and 12 percent respectively, the second quarter's results were good in light of the market's direction and activity levels," stated Chairman and CEO Thomas A. James.

"Last year's comparable quarter was 13 weeks in duration versus 12 this quarter, benefited from a $3 million refund in state taxes and was our all-time record quarter in terms of net income based upon a 41 percent increase in revenues over its prior comparable quarter. This year's net revenues only exceeded last year's comparable quarter marginally. Moreover, total commissions were down 3 percent and Equity Capital Market revenues in this March quarter,

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albeit good, were down from the record levels last year. Thus, diluted earnings per share were $0.46, down from $0.58 last year.

"The immediately preceding December quarter was 14 weeks in duration and total net revenues were also 3 percent higher. Total commissions in the March 2005 quarter were off 4.5 percent from the prior quarter," he added.

"Due to the excellent comparisons achieved in 2005's first fiscal quarter, six-month gross revenues exceeded $1 billion and net income of almost $74 million was 10 percent higher than the same results last year. Diluted earnings per share for the six months were $0.98 compared to $0.91 last year.

"Results for the remainder of the year are highly dependent on the stock market. If corporate earnings rates remain favorable in spite of the increasing interest rates and somewhat higher inflation rates, the market tone should improve, which will improve future comparisons. On the other hand, lower corporate earnings would probably signal more downside risk. I expect continued volatility for the rest of the year," James concluded.

The company will conduct its quarterly conference call April 19 at 4:15 p.m. EST. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Raymond James Financial," "Financial Reports."

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,000 financial advisors

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serving 1.3 million accounts in 2,100 locations throughout the United States, Canada and overseas. In addition, total client assets are currently over $136 billion, of which more than $25 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2004 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

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Raymond James Financial, Inc.

Raymond James Financial, Inc.
Unaudited Report
For the second quarter ended March 24, 2005
(all data in thousands, except per share earnings)

	Second Quarter			Six Months		
	2005	2004	Percent Change	2005	2004	Percent Change
Revenues	$512,327	$491,373	4%	$1,036,704	$916,033	13%
Net Revenues	483,118	480,448	1%	982,103	894,435	10%
Net Income	34,697	43,068	-19%	73,940	67,298	10%
Earnings Per Share - Diluted	0.46	0.58	-21%	0.98	0.91	8%
Average Shares Outstanding - Diluted	76,305	74,395		75,622	74,254	

Balance Sheet Data

	March 2005	Dec. 2004	Sept. 2004	March 2004
Total Assets	$8.0 bil.	$ 7.9 bil.	$ 7.6 bil.	$7.4 bil.
Shareholders' Equity	$1,160 mil.	$1,120 mil.	$1,065 mil.	$1,003 mil.
Book Value Per Share	$15.44	$15.01	$14.42	$13.64

Management Data

	March 2005	Dec. 2004	Sept. 2004	March 2004
Total Private Client Group Financial Advisors:				
United States	4,806	4,801	4,856	4,824
Canada	279	277	274	243
# Lead Managed/Co-Managed Public Offerings in United States	20	26	25	26
Financial Assets Under Management	$25.4 bil.	$ 25.1 bil.	$ 22.3 bil.	$21.8 bil.

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Raymond James Financial, Inc.

	March 2005	Dec. 2004	Sept. 2004	March 2004
Client Assets	$ 136 bil.	$ 136 bil.	$ 124 bil.	$107 bil.
Client Margin Balances	$1,190 mil.	$1,199 mil.	$1,173 mil.	$1,074 mil.
Client Trade Volume	1,993,000	2,079,000	1,680,000	1,995,000
# of Client Accounts	1,347,000	1,326,000	1,321,000	1,314,000

	Three Months Ended		Six Months Ended	
	March 24, 2005	March 26, 2004	March 24, 2005	March 26, 2004
Revenues:				
Private Client Group	$ 337,477	$327,416	$ 677,919	$614,219
Capital Markets	103,664	113,246	220,683	204,853
Asset Management	42,701	38,270	82,522	72,181
RJBank	9,820	6,897	18,803	13,455
Other	18,665	5,544	36,777	11,325
Total	$ 512,327	$491,373	$1,036,704	$916,033
Pre-tax Income:				
Private Client Group	$ 30,768	$ 35,028	$ 63,755	$ 62,287
Capital Markets	12,923	21,610	30,253	27,625
Asset Management	10,432	8,978	18,815	13,900
RJBank	2,826	2,366	6,078	4,263
Other	1,179	(1,075)	4,032	(2,213)
Total	$ 58,128	$ 66,907	$122,933	$105,862

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

Three Months Ended

	March 24 2005	March 26, 2004	% Change	Dec. 31, 2004	% Change
Revenues:					
Securities commissions and fees	$341,373	$ 352,039	-3%	$357,469	-5%
Investment banking	27,994	32,065	-13%	28,505	-2%
Investment advisory fees	39,106	34,460	14%	37,452	4%
Interest	57,392	31,575	82%	54,416	6%
Net trading profits	7,838	4,512	74%	9,752	-20%
Financial service fees	21,748	21,571	1%	22,410	-3%
Other	16,876	15,151	11%	14,373	17%
TOTAL REVENUES	512,327	491,373	4%	524,377	-2%
Interest Expense	29,209	10,925	167%	25,392	15%
NET REVENUES	483,118	480,448	1%	498,985	-3%
Non-Interest Expenses					
Compensation, commissions and benefits	342,492	341,370	0%	348,909	-2%
Communications and information processing	22,059	21,354	3%	21,199	4%
Occupancy and equipment costs	15,822	15,229	4%	16,053	-1%
Clearance and floor brokerage	5,779	5,320	9%	5,466	6%
Business development	15,501	13,854	12%	14,744	5%
Other	23,336	16,414	42%	27,809	-16%
TOTAL NON-INTEREST EXPENSES	424,989	413,541	3%	434,180	-2%
Income before provision for income taxes	58,129	66,907	-13%	64,805	-10%
Provision for income taxes	23,432	23,839	-2%	25,562	-8%
Net Income	**$ 34,697**	**$ 43,068**	-19%	**$ 39,243**	-12%
Net Income per share basic	**$ 0.47**	**$ 0.59**	-20%	**$ 0.53**	-11%
Net Income per share diluted	**$ 0.46**	**$ 0.58**	-21%	**$ 0.52**	-12%
Weighted average common shares outstanding-basic	**74,874**	**73,352**		**74,002**	
Weighted average common and common equivalent shares outstanding-diluted	**76,305**	**74,395**		**75,334**	

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RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Six Months Ended		
	March 24, 2005	**March 26, 2004**	**% Change**
Revenues:			
Securities commissions and fees	$ 698,842	$ 655,330	7%
Investment banking	56,499	51,791	9%
Investment advisory fees	76,558	66,418	15%
Interest	111,808	62,731	78%
Net trading profits	17,590	11,291	56%
Financial service fees	44,158	40,273	10%
Other	31,249	28,199	11%
TOTAL REVENUES	1,036,704	916,033	13%
Interest Expense	54,601	21,598	153%
NET REVENUES	982,103	894,435	10%
Non-Interest Expenses			
Compensation, commissions and benefits	691,401	642,030	8%
Communications and information processing	43,258	40,550	7%
Occupancy and equipment costs	31,875	30,522	4%
Clearance and floor brokerage	11,245	10,372	8%
Business development	30,245	26,797	13%
Other	51,145	38,302	34%
TOTAL NON-INTEREST EXPENSES	859,169	788,573	9%
Income before provision for income taxes	122,934	105,862	16%
Provision for income taxes	48,994	38,564	27%
Net Income	**$ 73,940**	**$ 67,298**	10%
Net Income per share basic	**$ 1.00**	**$ 0.92**	9%
Net Income per share diluted	**$ 0.98**	**$ 0.91**	8%
Weighted average common shares outstanding-basic	**74,239**	**73,117**	
Weighted average common and common equivalent shares outstanding-diluted	**75,622**	**74,254**	

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For additional information, contact Tracey Bustamante at 727-567-2824.

Please visit the Raymond James Press Center at raymondjames.com/media.htm.